

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2023

Patrick McCloskey
Managing Member
McCloskey Law PLLC
425 Madison Avenue, Suite 1700
New York, NY 10017

> **Re: Enochian Biosciences Inc.**
> **Schedule 13D filed by Weird Science LLC and William Anderson Wittekind**
> **Filed May 19, 2023**
> **File No. 005-86428**

Dear Patrick McCloskey:

We have reviewed the above-captioned filing, and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed May 19, 2023

General

1.   We note the date of the event reported as requiring the filing of the Schedule 13D was February 16, 2018. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the February 16, 2018 event date, the Schedule 13D submitted on May 19, 2023 was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

2.   Please amend the Schedule 13D to include disclosure responsive to Item 5(c) of Schedule 13D, which requires beneficial owners reporting on Schedule 13D to provide a description of "any transactions in the class of securities reported on that were effected during the past sixty days...."   To the extent transactions have occurred within that time period, the description must include, at a minimum, the following: (1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the

transaction was effected. To the extent that no such reportable transactions occurred, please affirmatively so state. See Instruction A within the Special Instructions for Complying With Schedule 13D at Rule 13d-101 of Regulation 13D-G.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at (202) 551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions